Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: June 24, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (as amended, the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On June 24, 2026, SVAC distributed the following letter via email to certain shareholders of SVAC:

Dear Fellow Spring Valley Shareholders,

As we approach the final stages of our proposed business combination with General Fusion, I wanted to provide an update on what we believe has been a transformational period for the company and an important validation of the investment thesis underlying this transaction.

Most notably, on June 22, General Fusion announced that it had successfully achieved compressional plasma heating with its Lawson Machine 26 ("LM26") Magnetized Target Fusion demonstration machine. The results demonstrated electron temperatures of approximately 8.4 million degrees Celsius (0.72 keV) generated through the compression of plasma with a lithium liner—a critical step toward the company's next targeted milestone of 1 keV (10 million degrees Celsius). This achievement represents an important technical validation of General Fusion's Magnetized Target Fusion approach.

This milestone follows a series of achievements over the past 18 months, including the successful construction and commissioning of LM26, first plasma generation, and the initiation of large-scale plasma compression operations. We believe General Fusion is executing against its technical roadmap at a pace that compares favorably with other companies in the global fusion industry.  In addition, General Fusion has ranked first on TIME’s prestigious list of the World’s Top GreenTech Companies of 2026, a recognition for its innovation in fusion energy, selected from more than 8,300 applicants worldwide.

Equally important, the proposed transaction includes a fully committed $107.5 million PIPE financing from a high-quality group of institutional investors. We believe this substantially reduces financing risk and positions the company to remain focused on execution as it advances LM26 and subsequent commercialization initiatives.

As investors evaluate the proposed transaction, we believe it is important to recognize that General Fusion is not simply pursuing a scientific breakthrough. The company is pursuing a practical and scalable path toward commercial fusion energy at a time when global electricity demand is accelerating due to artificial intelligence, data center growth, electrification, and energy security priorities. We believe the combination of recent technical progress and a well-funded balance sheet provides a compelling foundation for the company's next phase of development.

We also believe investors should consider the unique position General Fusion occupies within the public markets landscape. Historically, we believe that companies that become the first publicly traded pure-play participant in a transformational technology category often benefit from heightened visibility, increased investor awareness, and the ability to attract capital from investors seeking exposure to a theme with limited public alternatives. While no outcome can be guaranteed, we have witnessed this dynamic firsthand through Spring Valley I's business combination with NuScale Power Corporation, which became the first publicly traded pure-play small modular reactor company, and through numerous other examples across emerging technology sectors. Subject to completion of the proposed transaction, General Fusion would become the first publicly traded pure-play fusion energy company, providing investors with a unique opportunity to participate in one of the most ambitious and potentially transformative energy technologies under development today.

Spring Valley has now participated in the creation of three first-of-their-kind public companies: NuScale Power as the first pure-play SMR company, Eagle Nuclear Energy as one of the few publicly traded advanced nuclear fuel and uranium development platforms, and General Fusion as the first pure-play fusion energy company. We believe category leadership matters because investors often seek the most direct and liquid way to gain exposure to emerging technologies with potentially large, long-term addressable markets.

Thank you for your continued support, and we look forward to providing additional updates as we move toward closing.

Sincerely,

Chris Sorrells
Chairman & Chief Executive Officer
Spring Valley Acquisition Corp. III

On June 24, 2026, the following press release was issued on behalf of General Fusion:

General Fusion and Renexia Announce Framework Agreement for the Commercial Deployment of Fusion Power in Italy

Two energy leaders to support decarbonization and energy transition objectives in Italy

VANCOUVER, British Columbia – June 24, 2026 – General Fusion Inc. (“General Fusion” or the “Company”), a leader in the global race to commercialize fusion energy, and Renexia S.p.A. (“Renexia”), a Toto Group company specializing in renewable energy, today announced a framework agreement (the “Agreement”) to advance the commercial deployment of General Fusion’s fusion energy technology in Italy. General Fusion previously announced its plans to go public through a business combination (the transactions contemplated by the business combination, collectively, the “Proposed Business Combination”) with Spring Valley Acquisition Corp. III (NASDAQ: SVAC) (“SVAC”).

Through the Agreement, General Fusion and Renexia have established a milestone-based framework for collaboration on the commercial deployment of General Fusion’s technology in Italy through potential siting, development, funding, construction, and commissioning of one or more Magnetized Target Fusion (“MTF”) power plants. The collaboration is intended to support the country’s decarbonization and energy transition objectives. The Agreement defines multiple potential phases of collaboration, beginning with site evaluation and selection, and continuing through identification of commercial opportunities, offtake agreements, permitting and construction, with multiple milestone-based definitive agreements contemplated. Collaborative work related to site feasibility is expected to begin immediately, with further phase one work expected to begin in 2026 subject to agreement on related definitive terms.

“This agreement with Renexia represents another meaningful step toward exporting our practical fusion energy technology, developed in Canada, to the world,” said General Fusion CEO Greg Twinney. “As a clean energy leader in Italy and around the world, and an early member of our Market Development Advisory Committee, Renexia brings valuable insight into the energy sector and what it takes to bring innovative technologies to market. We are excited to continue working with their expert team to engage key stakeholders in Italy and build the capabilities needed to deploy commercial fusion energy.”

“Fusion has the potential to have a transformational impact on our future energy mix. We’re thrilled to expand on several years of collaboration with General Fusion with this new agreement to advance commercial fusion energy deployment,” said Renexia CEO Riccardo Toto. “As a member of General Fusion’s Market Development Advisory Committee, we’ve had the opportunity to see firsthand the progress the company has made in developing its Magnetized Target Fusion approach, and we look forward to furthering our collaboration to explore opportunities for siting, development, and construction of a fusion power plant in Italy. Energy demand is surging, and as Italy experiences high power costs, General Fusion’s Magnetized Target Fusion has the potential to provide economical clean power and is an important technology to pursue on its path to commercialization.”

General Fusion previously announced its plans to go public through a Proposed Business Combination with Spring Valley Acquisition Corp. III (“Spring Valley” or “SVAC”). At the closing of the Proposed Business Combination, Spring Valley will be renamed “General Fusion Group Ltd.,” and the combined company’s shares and warrants are expected to trade on Nasdaq under the ticker symbols “GFUZ” and “GFUZW,” respectively, subject to approval of its listing application. Spring Valley set a record date of June 12, 2026, and a meeting date of July 6, 2026, for its extraordinary general meeting of shareholders. If the Spring Valley shareholders and General Fusion securityholders approve the Proposed Business Combination, the transaction is expected to close shortly thereafter, subject to the satisfaction of customary closing conditions.

Quick Facts:

•	General Fusion’s Magnetized Target Fusion (“MTF”) is designed to solve significant barriers to commercializing fusion energy at a time when electricity demand is surging, and nations around the world are racing to commercialize fusion power.

•	As a technology, MTF aims to achieve fusion in a practical way, avoiding superconducting magnets and high-powered lasers, while enabling the use of existing materials for durable machines that would produce cost-effective energy.

•	In early 2025, General Fusion announced that it had designed, built, and begun operating its world-first Lawson Machine 26 (“LM26”) fusion demonstration machine in under two years. LM26 is the first MTF demonstration machine to be built at a commercially relevant scale. It mechanically compresses plasma with a lithium liner at 50% commercial-scale diameter, based on current design parameters.

•	LM26 aims to achieve key fusion technical milestones: plasma heating to 1 keV (10 million degrees Celsius), then 10 keV (100 million degrees Celsius), and ultimately the Lawson criterion, the combination of fusion parameters that can produce net fusion energy in the plasma.

•	General Fusion’s Market Development Advisory Committee membership spans North America, Europe, and Asia and guides the design and development of a practical MTF power plant that will meet users’ needs. For a complete list of committee member companies, please visit https://generalfusion.com/path-to-commercialization/partners-early-adopters-facilities/.

About General Fusion

General Fusion is pursuing a fast and practical approach to commercial fusion energy and is headquartered in Vancouver, Canada. The Company was established in 2002 and has been funded by a global syndicate of leading energy venture capital firms, industry leaders, and technology pioneers. Learn more at www.generalfusion.com.

About Spring Valley Acquisition Corp. III

Spring Valley is a part of a family of investment vehicles formed for the purpose of acquiring or merging with a business focused on the Power Infrastructure and Decarbonization sectors. Over the past five years, Spring Valley vehicles have raised $920 million in four IPOs. Spring Valley completed a business combination with NuScale Power Corporation, a leading U.S. small modular reactor technology company, and Spring Valley II completed a business combination with Eagle Nuclear Energy Corp., a next-generation nuclear energy company with rights to the largest open pit-constrained measured and indicated uranium deposit in the United States. SVAC maintains a corporate website at https://sv-ac.com.

About Renexia

Renexia is the Toto Group company specializing in the development and operation of energy infrastructure, with a strong focus on renewable energy projects. Building on the experience gained through its subsidiary US Wind on the East Coast of the United States, the Group in Italy has introduced a first-mover approach based on rigorous environmental compatibility assessments and the active involvement of local communities, ensuring full respect for the environment and the adoption of best-in-class technological solutions.

In addition to its leadership in renewable energy, Renexia is progressively expanding its activities across the wider energy value chain, including new initiatives in strategic infrastructure, such as liquefied natural gas (LNG), with the aim of supporting energy security, system flexibility, and the transition toward a more sustainable and diversified energy mix.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements.

Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, statements regarding (i) the potential benefits of the Agreement potentially supporting Italy’s decarbonization and energy transition objectives and a means of exporting General Fusion’s technology; (ii) the settlement and execution of definitive agreements for future stages of the work program contemplated under the Agreement; (iii) the intended roles and contributions of Renexia and General Fusion under the Agreement; (iv) the possible siting, development, funding, construction, and commissioning of one or more MTF power plants including the evaluation, selection, and potential use of a site for an MTF power plant; (v) the closing of the Proposed Business Combination; (vi) SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning General Fusion’s plan to go public through the Proposed Business Combination and expected benefits or timing thereof; and (vii) the outlook for General Fusion’s business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; and (viii) statements regarding the current and expected results of General Fusion’s LM26 program; as well as any information concerning possible or assumed future results of operations of General Fusion.

The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the parties are unable to agree on the terms of a definitive agreement for the identification and evaluation of a potential site; the parties are unable to complete the due diligence and the acquisition or leasing of any proposed site; the risk that the parties are thereafter unable to agree on the scope, timing, budgets and other terms for the development, permitting, funding, construction, and commissioning of an MTF power plant in Italy; the parties are unable to negotiate and enter into definitive agreements with any third parties in connection with the funding, permitting, construction, commissioning, and operation of an MTF power plant in Italy; the parties are unable to secure required capital, permits, approvals, equipment, and services for an MTF power plant in Italy; the risk that the demand and interest and regulatory environment for fusion energy in Italy in a manner adverse to the objectives of the Agreement, the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; the risk that the conditions to the consummation of the Proposed Business Combination, including the adoption of the business combination agreement, dated January 21, 2026, among General Fusion, SVAC, and the other party thereto (as amended the “Business Combination Agreement”) by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals are not satisfied or waived; the risk that there occurs any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the risk that the announcement or pendency of the Proposed Business Combination has a negative effect on General Fusion’s business relationships, performance, and business generally; the risk that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; the risk of legal proceedings against General Fusion or SVAC related to the Proposed Business Combination; the risk that the anticipated benefits of the Proposed Business Combination are not realized; the risk that the combined entity is unable to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; the risk that the price of the combined entity’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; the risk of changes in the laws and regulations governing General Fusion’s research and development activities; the risk that General Fusion fails to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; the risk of the effects of climate change, extreme weather events, water scarcity, and seismic events, and that strategies to deal with these issues are not effective; the risk of fluctuations in currency markets; the risk that General Fusion is unable to complete and successfully integrate any future acquisitions; the risk of increased competition in the fusion industry; the risk of supply chain disruptions and that materials are in limited supply; and the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing.

The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and in the other filings and potential filings by General Fusion, SVAC or the combined entity resulting from the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”) including under the heading “Risk Factors.”

General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, except as required by applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, General Fusion and SVAC jointly filed with the SEC a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. SVAC mailed copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the Final Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

You can contact General Fusion’s Investor Relations team by email at: investors@generalfusion.com.

If you are based in North America, you may also leave a toll-free voicemail at +1 (833) 717-1519. Callers outside North America can reach us at +1 (236) 253-6968.

General Fusion Media Relations Contact:

media@generalfusion.com
1-866-904-0995

Renexia Media Relations Contact:

Gianluca Colace

g.colace@incontra.org

On June 24, 2026, General Fusion posted the following communication on its LinkedIn, X, and Facebook accounts:

General Fusion and Renexia have reached a framework agreement to advance the commercial deployment of General Fusion’s fusion energy technology in Italy.

The agreement defines multiple potential phases of collaboration, beginning with site evaluation and selection, and continuing through the identification of commercial opportunities, offtake agreements, permitting, and construction, with multiple milestone-based definitive agreements contemplated. Collaborative work related to site feasibility is expected to begin immediately, with further phase one work expected to begin in 2026, subject to agreement on related definitive terms.

“This agreement with Renexia represents another meaningful step toward exporting our practical fusion energy technology, developed in Canada, to the world,” said General Fusion CEO Greg Twinney.

“Fusion has the potential to have a transformational impact on our future energy mix. We’re thrilled to expand on several years of collaboration with General Fusion with this new agreement to advance commercial fusion energy deployment,” said Renexia CEO Riccardo Toto. “As a member of General Fusion’s Market Development Advisory Committee, we’ve had the opportunity to see firsthand the progress the company has made in developing its Magnetized Target Fusion approach, and we look forward to furthering our collaboration to explore opportunities for siting, development, and construction of a fusion power plant in Italy. Energy demand is surging, and as Italy experiences high power costs, General Fusion’s Magnetized Target Fusion has the potential to provide economical clean power and is an important technology to pursue on its path to commercialization.”

Read more: https://generalfusion.com/post/general-fusion-and-renexia-announce-framework-agreement-for-the-commercial-deployment-of-fusion-power-in-italy/

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 4030 Maple Avenue, Suite 500, Dallas, Texas 75219. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s LM26 program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.